Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of presentation to be made to the Analysts / Investors on Tata Motors Investor Day 2023

June 8, 2023, Mumbai: Please find reproduced hereunder the presentation to be made to the Analysts / Investors on Tata Motors Investor Day.

The same is also being made available on the Company’s website www.tatamotors.com.

This is for your information and records.

TATA MOTORS Tata Motors India Investor Day 2023 June 7, 2023

TATA MOTORS Safe harbour statement Statements in this presentation describing the objectives, projections, estimates and expectations of Tata Motors Limited (the “Group and its business segments may be forward looking statements within the meaning of applicable securities laws and regulations Actual results could differ materially from those expressed or implied Important factors that could make a difference to the Group’s operations include amongst others, economic conditions affecting demand supp l y and price conditions in the domestic and overseas markets in which the Group operates, changes in Government regulations, tax laws and other statutes and incidental factors. Certain analysis undertaken and represented in this document may constitute an estimate from the Group and may differ from the actual underlying results Reported EBITDA is defined to include the product development expenses charged to P&L and realised FX and commodity hedges but excludes the revaluation of foreign currency debt revaluation of foreign currency other assets and liabilities, MTM on FX and commodity hedges, other income (except government grant) as well as exceptional items Reported EBIT is defined as reported EBITDA plus profits from equity accounted investees less depreciation amortisation Free cash flow is defined as net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities, M&A linked asset purchases and movements in financial investments, and after net finance expenses and fees paid Retail sales for India business represents the estimated retails for the period Presentation format The financial data provided represent the details on consolidated segment level The operating segment comprise of Automotive segment and others In automotive segment, financial data is presented for sub segments as below Tata Passenger Vehicles (Tata PV) Includes TMPVL, TPEML,TMETC, TRILIX and Joint operation FIAPL Tata Commercial Vehicles Tata CV) Includes TML & subs TDCV, TDSC, TMML,TMSA, PTTMIL and Joint operation TCL 2

TATA MOTORS Agenda From To Duration ( Schedule Speaker 9:00 am 9:30 am 00:30 Registration, breakfast, activities 9:30 am 9:35 am 00:05 Welcome address 9:35 am 10:30 am 00:55 Winning Sustainably in PV and Proactively in EV Mr. Shailesh Chandra, MD, TMPVL and TPEML 10:30 am 10:45 am 00:15 Q&A on PV and EV 10:45 am 11:40 am 00:55 Winning decisively in CV Mr. Girish Wagh, ED, TML 11:40 am 12:00 pm 00:20 Tea Break and Activities 12:00 pm 12:40 pm 00:40 Securing EV Supply Chain Agratas Energy Storage Solutions Ltd Mr. Thomas Flack, CEO, Agratas Energy 12:40 pm 1:15 pm 00:35 Talent, Culture & Capability @ Tata Motors Mr. Ravindra Kumar GP, CHRO, TML 1:15 pm 2:15 pm 01:00 Lunch break and activities 2:15 pm 3:00 pm 00:45 Climate for change Mr. Jyotindran Sastabhavan Kutty, CSO, TML 3:00 pm 3:30 pm 00:30 Financial outlook PB Balaji, Group CFO, TML 3:30 pm 3:45 pm 00:15 Tea Break and Activities 3:45 pm 4:30 pm 00:45 Q&A session 4:30 pm 5:00 pm 00:30 Vote of thanks and high tea 3

TATA MOTORS Winning Sustainably in PV and Proactively in EV Shailesh Chandra Managing Director Tata Motors Passenger Vehicles Limited Tata Passenger Electric Mobility Limited

TATA MOTORS TMPV & TPEM have been on a sharp growth trajectory Both businesses have achieved “lifetime highs” across operational and financial metrics Lifetime High Volume & Significant improvement in MS Lifetime High Revenue Lifetime high EBITDA ‘000 Units Rs. Cr Rs. Cr 133 223 372 541 4.8% 8.2% 12.1% 13.9% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% 0 100 200 300 400 500 600 700 800 FY20 FY21 FY22 FY23 Volume Market Share 16,606 31,515 47,868 FY20 FY21 FY22 FY23 ~5X 331 1,659 3,085 FY20 FY21 FY22 FY23 ~4000Cr Bar Chat Bar Chat Bar Chat *wholesale market share 5

TATA MOTORS Pillars of our success Our success is built on a strong set of initiatives Aspirational Product Portfolio Front end Reimagination EV Network & Ecosystem Development Operational Debottlenecking Product Quality Enhancement 6

TATA MOTORS Aspirational product portfolio Our portfolio has been reimagined with design, safety and technology as core tenets Best in class Safety Image Upgrade passive / active safety attributes Enhance structure, crash prevention, post crash assistance Advanced Driver Assist Features (ADAS) L0 L1 L2 New Technologies Image Modern, intelligent & integrated infotainment and driver information system (HMI) Feature upgrade for Connected Car ecosystem Tech upgrades on existing engine portfolio for refinement World class design Image Continuous evolution of new age IMPACT ful design with focus on improving Road presence and stance Expressive surfaces Extraordinary Details 7

TATA MOTORS “New Forever” interventions keep our portfolio fresh Variants and special editions to sustain interest and address new microsegments of customers # Dark range driving premiumization of the portfolio ( Harrier, Nexon, Altroz and Nexon EV) Image #DARK edition: Advanced features and ADAS Image Kaziranga edition: Inspired by the majestic grasslands Image Tiago NRG : Keeping the excitement on Image Safari Gold: Exclusive flagship SUV Image 8

TATA MOTORS Compact SUV Image High SUV Image Mid Hatch Image FY20 FY23 12.3% 35.2% FY20 YTD’23 26% 28.8% FY20 FY23 15.4% 21.8% Rank #2 #4 Rank #2 #2 Rank #1 #3 Reimagined products have given us holistic growth We have achieved podium finish in nearly all segments that we play in Tiago Nexon & Punch Harrier & Safari Entry Sedan Image Premium Hatch Image FY20 FY23 4.5% 15.8% FY20 FY23 2.5% 14.9% Rank #4 #5 Rank #3 NA Tigor Altroz 9

TATA MOTORS Widest product portfolio in EVs Our EV models are #1 in each of their segments, with a strong value proposition Mid Hatch Image Entry Sedan Image Compact SUV Image 10,000 bookings in 1 day Delivered 10,000 cars in 4 months Dominant share in fleets Pipeline for 50,000+ orders 50,000+ EVs delivered Synonymous with EVs in India Tiago.ev Xpres T, Tigor EV Nexon EV 412 5,227 11,120 FY21 FY22 FY23 FY21 FY22 FY23 3,806 13,879 27,814 FY21 FY22 FY23 FY21 FY22 FY23 2,173 2,785 3,400 Jan'23 Feb'23 Mar'23 EV Sales Volumes 10

TATA MOTORS Tiago.ev is growing the market for EVs in India Tiago.ev is taking EVs to smaller towns and bringing in new customer segments Image Expanding Geographic Markets City wise Contribution to Bookings 49% 35% 14% 16% 37% 49% Nexon EV Tiago.ev Rest of india Next 10 cities Top 10 cities 23% first time car buyers: Directly buying EV without owning a car before 24% women buyers: ~2x industry average for female buyers 56% of buyers aged less than 40 years Appealing to New Segments • •~50% of bookings outside of top 20 cities • Deeper penetration than Nexon EV in smaller cities such as Bilaspur, Satara , Shimoga and small towns in Kerala 11

TATA MOTORS EV network and ecosystem Our wide EV network in India and the Tata uniEVerse Image ecosystem supported our growth 51 75 165 FY21 FY22 FY23 97 143 250 FY21 FY22 FY23 Widest EV network in India # Cities # Dealerships Tata Ecosystem Advantage Localization TACO Image 1. 50% DVA requirement fulfilled as per Government guideline 2. Battery and powertrain capacity augmented Charging Infrastructure Tata Power 1. 5000+ public chargers 2. Home Charging in 170+ cities 3. 900+ Community/RWA chargers ; 175+ societies in top 5 metros 12

Front-end Reimagination (1/2)

TATA MOTORS

Front-end reimagination drove sharp focus on micro-markets, network growth & customer experience improvement

Tailored initiatives for top 20 micro-markets



TATA MOTORS
TATA
DEAR KOLKATA, IT'S TIME FOR A NEW INTRODUCTION
PRESENTING A WHOLE NEW WORLD OF CARS FROM TATA MOTORS
NEXON
TIGOR
ALTROZ
TIAGO
HARRIER
NEW FOREVER



TATA MOTORS
TATA

- Deep understanding of **micro-market specific customer insights**
- Focused marketing, network & financing efforts

Network growth & profitability

 # Sales Outlets



806
1,410
FY20
FY23

% Profitable Dealers



43%
90%
99%
99%
FY20
FY21
FY22
FY23

- Expanded network to reach **#2 in sales outlets**
- Focus on **dealer profitability and capability building** to improve network health and customer experience

After-Sales re-imagination

 # Service Outlets



653
855
FY20
FY23





- **Expansion** of service workshops & bays
- **Reimagined processes** and structured **capability building** programs for after-sales personnel to improve service quality

13

TATA MOTORS Front end Reimagination (2/2) Front end reimagination drove sharp focus on micro markets, network growth & customer experience improvement Hyperlocal & digital marketing to drive greater aspiration Customer Experience Re imagination Hyperlocal Marketing Google My Business Continued sponsorship of IPL to drive strong brand awareness Image Hyperlocal digital presence set up for dealerships to drive leads across the network Image Creation of a bespoke Customer Experience function Revamped sales and service SOPs to focus on customer experience Bar Chat Image 28 30 35 40 FY20 FY21 FY22 FY23 NPS 14

TATA MOTORS Operational debottlenecking through multiple levers Manufacturing capacity scaled up nearly 3x through interventions at the plant and at vendor end Manufacturing Capacity / Month (‘000 units) 15 20 25 30 35 40 45 50 55 60 Sep 20 Jan 21 May 21 Sep 21 Jan 22 May 22 Sep 22 Jan 23 Capacity scale up driven by: Agile debottlenecking of model specific capacities (e.g., Nexon Supplier capacities increased in sync with in house capacities (e.g., Petrol engines) Semiconductor shortage , which was a key bottleneck, was handled through: Direct relationship with chip manufacturers Dual / alternate source development Long term schedule and creating buffer stock for key semiconductors Design innovation to reduce number of and use of Next Gen semiconductor 15

TATA MOTORS Manufacturing capacity enhancement Capacity enhancement to ~ 1 million units per annum to support our growth aspirations Salient features Image Smart scalable factory with layout to expand Excellent infrastructure Adjacent to our existing plant Annual production capacity (’000 units) Bar Chat Flexible between TMPV and TPEM (Pune, Sanand and RJV) Sanand 2 Plant Recently Acquired Total Capacity Capacity enhancement achieved with prudent capital deployment potential savings of ~ INR 5,000 Cr 16

TATA MOTORS Quality and cost improvements across products Focused efforts to improve quality and cost efficiency JD Power Initial Quality Survey 2022 #1 Image #2 Image Focus on quality improvements, driven by Continual thrust on “ Stop the Generation ” L1, L2, L3 actions for improved reliability Supplier quality improvement through 7 BIQ levers including standardized poka yoke implementation Cost Reduction Achieved Bar Chat FY20 FY21 FY22 FY23 Structured cost reduction program in place: Over 1,200 employees including Product Development, P&SC, Manufacturing and other functions involved in generating ideas Focus and discipline in executing identified cost reduction, with strong governance 17

TATA MOTORS Key trends in the Indian automotive industry Indian automotive industry is undergoing a transformative shift Focus on aspirational features and technology Growing environmental consciousness Increasing preference for SUVs & premium vehicles Key Trends Implications for the Industry 1.Segment shift towards SUVs and premium products 2.Growth opportunity in CNG and EV 3.Growing focus on safety 4.Need for frequent product refresh 5.Localization as a key source of advantage 6.Advanced technology as a differentiator Customers Technology Regulations Competition Growing prevalence of advanced technology features (e.g., Architectural shift to Software Defined Vehicles Focus on safety and emissions reduction Support for EV, CNG Incentivization for localization esp. in EVs Higher frequency of launches Global competition entry driven by India growth story 18

TATA MOTORS TMPV & TPEM Strategic Pillars Our strategy is well aligned to key industry trends Strategic Pillars for TMPV & TPEM 1 Leverage aspirational portfolio, including alternate powertrains to capitalize on segment shifts and regulations 2 Proactively grow the EV market in India and maintain market leadership 3 Accelerate localization to drive cost efficiencies and secure government incentives 4 Focus on advanced technologies to deliver premium customer experience 5 Financial excellence and margin improvement to deliver superior returns In addition, we will continue the front end reimagination journey to deliver innovations in products and services and enhance customer experience 19

TATA MOTORS Product portfolio well-aligned to market developments Aspirational product portfolio with focus on SUVs, safety and technology New Nameplate Additions Mid Cycle Enhancements to refresh products Image Image Image Image Image Image Special Edition & Feature Upgrades 6 airbags BNCAP ADAS and connectivity Engine upgrades Safety enhancement Curvv Image Sierra Image Avinya Image 1 Image Continually refreshed for features through “New Forever” interventions 20

TATA MOTORS 1 Comprehensive powertrain portfolio Unique advantage of strong products in Petrol, Diesel and CNG Petrol Image Widest portfolio of EVs Strong pipeline of EV products Introduction of new GDI Diesel Image Strong products with Diesel Powertrain Continued play in Diesel CNG Image Strong product line up in CNG Expansion of CNG portfolio planned Portfolio to be ready for Flex Fuel 21

TATA MOTORS 1Continuing to expand CNG portfolio with innovative products Leveraging deep customer insights to launch product interventions to address unmet customer needs Image OMG!it's CNG ALTROZ iCNG BOOKING OPEN NOW Image Voice Assisted Sunroof Image Air Purifier Image Wireless charger Image Diagnostic REport Clectric power sleeping ststus Airbag Status Brake System Status Power train status Service Due iRA Connected Car Tech 22

TATA MOTORS 1 Adaptive product development in EVs Approach in sync with market readiness, with the intent to provide elevated user experience Optimized, dedicated EV platform Quick conversion programs EV First modular platform 01 Gen 02 Gen 03 Gen New body styles Up to 500 km Driving range 60% Commonality with ICE Quick delivery <18 months Up to 450km Driving range Segment leading interior space and experience ~80% Commonality with ICE Cost reduction 550 km+ Driving range 23

TATA MOTORS 2Growing the EV market in India Differentiated approach to growing the EV market in India Setting New Aspirations Image Image Image Image Long range, aspirational vehicles setting new aspirations in India Tech rich products to appeal to premium customers Differentiated retail experience for premium products Driving Fleet Adoption Image Dominant market share in fleets, driven by strong value proposition Long term MoUs with key accounts , including e mobility market leaders such as Uber and BluSmart Partnering with institutional users to reduce their emissions from travel 24

TATA MOTORS 2 New products will address additional customer personas Aspirational product range is expected to appeal to more premium, individualistic customers Persona as a % of TIV Primarily educated, salaried, middle to upper middle class buyers with the following personas: Tech savvy early adopters Well traveled/ globally experienced Environmentally conscious Value conscious buyers (high running use cases/ retirees) Current Customer Personas Image Image Image Target Customer Personas for New Products Image Individualistic, style conscious Socially expressive Urban centric Image Sophisticated, focused on achievement Interested in sophisticated aesthetics, innovation, personalization Image Active, Outdoorsy, Adventurous Family oriented Safety conscious Image Highly successful & sophisticated Wellness oriented Upscale lifestyle 12% 10% 14% 2% TIV share based on Sigma Mileu persona salience 25

TATA MOTORS Growing the EV market in India Continued myth-busting and ecosystem enablement to drive adoption by first-time buyers, including renters Why go.ev #43 Battery Lasts Wayyy Longer Then 8 Years* Myth-busting with 100 Reasons to go EV Why go.ev #20 Charge anywhere with 15A socket* Focus on Charging Infra Sirrinis e Price starts at 8.69 Lakh* Price starts at 8.69 Lakh* Accessories shown are not part of the standar Anand numbers shown are far creve representation plate acred to page car, men sense for further taget.com Ada Ex-showrson Price Terms & Conditione sply Over 5000 chocolate across and to charge eletoric eses, nor to be understood in somract sense For further details visi lagoevtacamos. #tass and number places shown are for con Why go.ev #31 New Forever with Software Updates* Price starts at 8.69 Lakh* Actations that are stand o Aotices stewn are for creative represen #shown Candles.com Why go.ev #49 Fast charging in 58** mins Price starts at *8.69 Lakh* Actions are sort of the standard equipment Animations, tinted glass and number pa shownore for creative represencega En Pr Terms & Cancions apply for further celata vit hagestatamotors.com · • Development of shared "Community Chargers" to serve apartment societies Focus on expansion of public charging network beyond major highways 26

3

Localization of EVs

TATA MOTORS

Aggressive localisation to drive cost reduction and to benefit from PLI schemes

Localization Roadmap

	2022	Next 3-4 years	
Aggressive localization plan	**<70%** Localization @ Tier1	**85%** Localization by FY25 @ Tier1	**20+** Strategic tie-ups with HV component vendors
	In-house BIW Paint Shop & ASSY	**600+** Non-EV suppliers	**~15%** Reduction in component costs

MAKE IN INDIA

Increase in localised supply to drive down costs

Key partnerships and Vendor park

Valeo · APTIV · BOSCH · HELLA · TATA AUTOCOMP SYSTEMS *Enabling Mobility Solutions* · motherson proximity from manufacturing locations

multiple Active vendors

35% Energy consumption from renewable energy sources

Partnerships with marquee suppliers in the ~360 acre vendor park

Note: Deeper localization implies increased locally produced Tier-1 & 2 Components

27

TATA MOTORS Leveraging advanced technologies We will continue to introduce advanced technologies to deliver a premium experience SAFARI ADAS features 932AM C P 50 4 + All Day High 623 DI 360 deg surround view system 26.03cm touch screen infotainment Base Drive Careh B 6 way powered seat with memory HD rear view camera and welcome function TATA MOTORS 134 4 72 31 Calendar Settings Wireless Android Auto and Apple Carplay 回 Play Music 1 Voice assistant- 6 language 180+ commands • Focus on developing innovative electrical & electronics architecture to deliver technology interventions Strong collaboration with Jaguar Land Rover to drive synergies across advanced technologies Leveraging Tata Group endowments in software and systems design to accelerate path towards Software Defined Vehicles Internal capability building underway to enhance ability to deliver advanced technology programs 28

TATA MOTORS Leveraging advanced technologies We are working on advanced digital and connected products to improve customer experience Driving & trip analytics 9:30 Detalls 140 50 Trip detail Score Speeding 7.0 7.2 Broking Vehicle health monitoring 9:30 1 issue found with your brake system All results 4 Charging SuperApp 9:30 Vehicle is out of the geo fence top to immobilise your vehicle Geofence Electric power steering Location Brake system Description Battery Airbag Traction motor CHEVEUR divraya Temple RA wty Mumbia Maharashtra Notify when G Enter area Leave area Radius 12km 9:30 Remote commands 9:30 Nexon syne day, ours Vehicle Status Charge Locked → 201 km 52% do ID 985 LOCK Hom Flash Aircon More Navigation Safety and security TATA MOTORS 9:30 Social Tribes N Alarm triggered Tribes Immobilise vehicle Nuxon GJ 068 7879 Once your vehicle next comes to a fut stop with the ignition furve off Your vehicle will stop operating All functionality wil be deactivated until you mobilise the vehicle. Swipe to Immobilise @ D Health Dashboard Time to Charge Location and availability of public chargers Horn Lights On/Off SOS Emergency SMS Remote Immobilization BO 60 40 40 Route planning 9 6 Time Speed and Drive profile Vehicle Charging History Critical Alerts Lock/Unlock Charging payments Remote AC Tow away alert Find My Car Intent to forge partnerships with Tata Group companies and other ecosystem partners Tata Motors Tribe NEXON Compete against all Tato owners for a chance to win prizes and the right to call yourself the best driver in India Join Recommended → social tribo Score Badge 29

TATA MOTORS Leveraging advanced technologies We are completely re-imagining our customer journeys, leveraging digital tools Altroz The Gold Standard B ALTHOR Tiago Altroz Rahul BYJU'S 0 TIAGO Goodbye fuel. Hello electric! Tiago Principles. Altroz Choose your host Chandy Praka Tata Motors Expert Chandi is our brand expert in Mumbai. Watch her going through her favourite features of the Nexon. Soloct Delightful Inclusive Personsal TATA MOTORS Normal test drive Up to 1 hour Experience a test drive along with one of our export sales advisors. Either come into the doalorship or have the car dolivored directly to your homo, making it easier for you. We'll show how to get the most out of your test drive. Extended test drive Up to 2 days Take the car home and have a true experience by having the car for a longer period of time. You wont have one of our sales representitves with you but we will still help guide you to explore all the cars features in your own time. Price Select Froo Price Select 21,600* 30

TATA MOTORS Structured margin improvement program A structured program has been institutionalized across 4 pillars Mix Realization Cost Leverage Model Mix Market Competitive Price Actions Commercial Reductions Optimum Utilisation Trim Mix Appropriate VME VAVE Fixed Cost Leverage Non-Vehicular Business Commodity Intent to deliver ~ 3% increase in margins in the medium-term 31

TATA MOTORS Our aspirations “Win” Pro-actively; maintain market leadership Create wide product portfolio: highest addressable market Drive EV adoption/ penetration Network expansion # Cities present in Myth-busting campaigns Ecosystem development: Tata Universe / Localization Positive underlying unit economics Positive EBITDA delivery “Win” Sustainably Sustainable market share gain Expand product portfolio and enhance competitiveness New nameplates Multi-powertrain New technologies Double-digit EBITDA margin FCF positive TMPVTPEM 32

TATA MOTORS Winning Decisively in CV Girish Wagh Executive Director Tata Motors Limited

TATA MOTORS Content -Year of many firsts -FY23 business overview -Levers to drive market leadership -Mega trends and future growth areas 34

TATA MOTORS © Copyright, Confidential, Tata Motors Limited FY86 FY88 FY90 FY92 FY95 FY97 FY2000 FY02 FY05 FY07 FY10 FY12 FY15 FY17 FY 19 FY21 FY22 FY23 FY24 (P) Total Freight traffic. Source: CRISIL CV Industry continuing to be in upcycle, fuelled by India’s growth 1. BTKM: Billion ton Kilometres 2.TIV: Total Industry Volume % Growth CV TIV2K Units Fully emerging from the shadows of pandemic and other disruptions, Indian CV Industry continues to be in robust upward trajectory •While FY23 TIV was lower than FY19 peak, in tonnage terms it surpassed the FY19 peak •Strong Infrastructure push by the Government augurs well for Industry Tonnage sales •7.3MT in FY23 vs 6.9 MT in FY19 Freight traffic in BTKM •3415 in FY23 vs 3138 in FY22 +26% +34% 1,042K 985.4K 35

TATA MOTORS © Copyright, Confidential, Tata Motors Limited Construction Agriculture ConsumerDurableERetail Auto Component Parcel andmarket load Cement Steel Auto carriers Consumer Durable Roads Mining Steel Agriculture <12T GVW image MHCV image Tipper image Tractor Trailer image Buses image Agriculture Agriculture ConsumerDurable E-Retail Auto Component Parcel andmarket load Cement Steel Auto carriersConsumer Durable Roads Mining Construction STUEXIM Cement Steel Auto carriers School ToursStaff Intercity Macro Economic Environment (GDP,IIP, PFCE) Finance Environment Transporter Profitability and Utilization Source: CRISIL Research Fuel Prices Agriculture Agriculture ConsumerDurable ERetail Auto Component Parcel andmarket load Cement Steel Auto carriersConsumer Durable Roads Mining STU EXIM CementSteel Auto carriers School Tours Staff IntercityFinance Environment Transporter Profitability and Utilization Fuel Prices0-5% growth >5% growth Negative growth Segment wise influencing parameters (FY24) Finance Environment All influencing parameters except fuel prices are positive or neutral across segments 36

TATA MOTORS 11.0% 16.0% 21.0% 26.0% 31.0% 36.0% 41.0% 46.0% 51.0% 56.0% 61.0% 4.4 4.9 5.4 5.9 6.4 6.9 7.4 7.9 8.4 Apr'22 May'22 Jun'22 Jul'22 Aug'22 Sep'22 Oct'22 Nov'22 Dec'22 Jan'23 Feb'23 Mar'23 Discount ( FY22) Margin (FY22) Retail Share FY22 11.0% 16.0% 21.0% 26.0% 31.0% 36.0% 41.0% 46.0% 51.0% 56.0% 61.0% 4.4 4.9 5.4 5.9 6.4 6.9 7.4 7.9 8.4 Apr'22 May'22Jun'22 Jul'22 Aug'22 Sep'22 Oct'22 Nov'22Dec'22 Jan'23 Feb'23 Mar'23 Discount ( FY22) Margin (FY22) Retail Share FY22 FY23: A Tale of two halves Unprecedented commodity inflation continued Increased competition leading to increased discounts “Wholesale market share” “Supply chain push” Shift in business model to profitable growth From To “Retail share” “Retail pull” H1 FY23 H2 FY23 Market share gains Margins impacted by discounting and commodity inflation FY22 Improved margins through better realization, cost reduction, and commodity prices cooling off (Example HCV trucks) Retail Share in % Retail Share in % Discounts in Rs Lakhs Margin (%) Discounts in Rs Lakhs Margin (%) Consistent market share growth, +3.2% in five years 37

TATA MOTORS Business achieved double digit EBITDA in Q4, with sequential improvement in margins CV Business (Domestic + International) 44.7% Markets share (VAHAN) 43.1% 39.9% 41.10% 41.7% FY22 H1 FY23 Q3 FY23 Q4 FY23 FY23 Market share 3.7 EBITDA% & EBIT% 7.4 0.4 5.2 5.5 5.0 8.4 10.1 2.8 2.3 5.9 8.6 FY22 Q1 FY23 Q2 FY23 Q3 FY23 Q4 FY23 FY23 Revenue (Rs. K Crs) Volume (in lakhs) EBITDA% & EBIT% Market share (VAHAN) 52.3 Revenue (Rs. K Crs) 16.3 16.4 16.9 21.2 70.8 FY22 Q1 FY23 Q2 FY23 Q3 FY23 Q4 FY23 FY23 Deployment of revised pricing guidelines 3.67 Volume (in lakhs) 1.04 1.03 0.97 1.19 4.23 FY22 Q1 FY23 Q2 FY23 Q3 FY23 Q4 FY23 FY23 Q4 EBIT highest in last 21 Quarters, with pull back of discounts and better than budgeted cost reduction 38

TATA MOTORS Levers to drive market leadership 1 Go to Market Excellence: GTME 5.0 through digitalization for better customer acquisition and stakeholder engagement 2 Building Strong Brand Association through differentiated content, Influencer advocacy, and a strong digital marketing 3 Enhancing Customer Experience with customer insight driven superior services and value-adds 4 Enriching Product & Technology portfolio Maintain competitive superiority and wider market addressability leveraging modularity and varianting 5 Building competitive cost structure through material cost reduction, driving capital efficiency and cash management 39

1

GTME 5.0: Building analytics-led pricing engine and tools for future

TATA MOTORS

1 ➢ **Data backed pricing and VAS engine**
To drive consistent decisions

2 ➢ **Building Sales Force of Future**

1. **Empowering Field Sales Force**
   - Revised beat Plan
   - Pre Visit insights Customer 360
   - Sales Guru Chat-bots
2. **Capability Building**
   - Gamified learning
   - Confidence Brochure
   - Performance Nudges

3 ➢ **Key Account management**

4 ➢ **Digital Analytics tool and strong review Governance**

To drive effective sales decisions

with faster turnarounds leading to

Realization improvement and Market leadership

40

TATA MOTORS Repositioning Brand and building strong brand associations Targeted communication based on customer insight analytics Leveraging influencer advocacy image Digital marketing and pipeline management Augmenting dealer discovery and online sales Image Creating a unified view of customer: more meaningful communication at the right time Sources: Digital and Offline Footprint [ of Customer image 51 Mn+ Views 250+ Creators 13 languages 1500+ Videos 1.5 Mn+ Engagements 63+ Camnalgns 13 Languages 4.8Mn+ Leads 677K Qualified Leads (CO) 52K+ Retails (CS) 17%+ SCV Retails LEAD GENERATION 41

TATA MOTORS Focused brand actions led to improvement in customer facing metrics Highest top of mind awareness 57 55 55 55 I HE = = FY20 Consideration top box highest since H2 FY19 Fy21 Fy22 FY23 56 53 53 53 I FY20 Fy21 Fy22 FY23 Highest ever net promoter score 71 68 68 [1 l FY20 Fy21 Fy22 FY23 Brand Power improved by 120bps 452 443 445 45.7 FY20 Fy21 Fy22 Fy23 Composite satisfaction score* 821 792 813 Fy21 Fy22 FY23 *Composite CSAT measurement started in FY’21 Dealer satisfaction index (DSI) 772 806 810 809 FY20 Fy21 Fy22 FY23 42

3

Enhancing Customer Experience

TATA MOTORS

With customer insight driven superior and agile services and value-adds along with ecosystem plays

Beyond Sampoorna Seva 2.0
Delivering 'Peace of mind'

1. **Augment service network**
2. **Agile and superior response**
   Improved reach and repair time
3. **Standardization of customer experience**
4. **Improve spare and service penetration**

Value Added Services
Industry first comprehensive add-ons

Uptime Assurance

Fuel Efficiency Management Program

Fleet Management Solution & AMC

AMC: Annual Maintenance Contract

Network reach and effectiveness

New formats (Low breakeven)
+134 New Dealers and 268 sales touch points in 3 Yrs
+997 service touch points in last 3 Years

Improved Rural Sales and Service reach

Agile and Digitally enabled FoS[2] (TGMs[1] and Guru Mechanics)

Channel profitability initiatives
>95% dealers cash positive

1 TGMs : Tata Gramin Mitra *2 FoS: Feet on Street*

43

4

BSVI Phase II and beyond:

TATA MOTORS

Enriching Product and technology portfolio for competitive superiority and wider market addressability

Conceptualization

Beyond mere compliance

- Reimagined product range in alignment with Product Attribute Leadership Strategy
- Greater market addressability leveraging 'Modularity', and 'Varianting'

Introduction

Impactful and Unmatchable Offer

- 'Impactful launches' and consistent communication
- Pricing strategy to reduce discounts structurally

Selling

Performance Establishment

- Value based selling
- Bundled with Value Added Services- Sampoorna Seva, Fleet Edge, Uptime Guarantee

44

5

Building competitive cost structure to lower the breakeven, maturing towards cost leadership

TATA MOTORS

Cost reduction

- Teardown and benchmarking
- Advanced VAVE, Digital VAVE (DiVE) and Commercial cost reduction
- Target costing, Should cost analysis
- Blue sky thinking workshops
- Work Content Reduction


Reduction in Cash Cost as % Revenue
18%
13%
12%
FY21
FY22
FY23

Capital Efficiency

- Focus on Modularity
- Standardization and benchmarking
- Manufacturing footprint optimisation
- Upgradation of current facilities for new tech features such as ADAS, Connectivity
- Augmenting development capabilities in E-Aggregate development


Fixed asset turnover ratio
2.0
3.1
4.2
FY21
FY22
FY23
*incl Capex

Cash Management

- Digitization of Cash MIS
- Flexibility in payment processing & stakeholder management
- Prudent Capex Spend
- Higher incentive realization from Govt.
- Reduction in receivable


Underlying Free Cash Flow
INR Crs
4.5X
FY21
FY22
FY23

45

Accelerating after sales business

TATA MOTORS

Expanding downstream portfolio, increasing spare and service penetration with strong revenue growth

Growth Levers

- **Competitive product portfolio with branding**
- **Improve Network Reach, efficiency & profitability**
- **Improve sales force effectiveness**
- **Improve supply chain efficiency**
- **Introduced new Digital business Models- E-Dukaan, Leveraging Bandhu ecosystem**

Spare Penetration


>2X
Growth
FY19
FY20
FY21
FY22
FY23

Service Penetration


>2X
Growth
FY19
FY20
FY21
FY22
FY23

Overall NVB Gross Revenue


~2.5X Growth
FY17
FY18
FY19
FY20
FY21
FY 22
FY23

- Spares and Service
- Aggregates
- Prolife(Remanufacturing)
- Allied Business (Lubricants, consumables)
- Fleet Care
- RVSF[1]

1. RVSF: Registered Vehicle Scrappage facility

46

TML Smart City Mobility Solution Ltd: Shared Mobility Play, profitable in 1st Year

TATA MOTORS

Operating 730 EV buses across 10 locations; expecting ~ 3.3K buses on road by FY25



GCC FAME II buses currently operational
GCC FAME II buses in pipeline
FAME I buses (only warranty support)
JSCL, Jammu & Srinagar
200 buses
JKSRTC, Jammu & Srinagar
40 buses
DTC, Delhi
108 buses
DTC Delhi
1500 buses
AJL, Ahmedabad
60 buses
BEST, Mumbai
368 buses
BMTC, Bangalore
921 buses
LCTSL, Lucknow
40 buses
ASTC, Guwahati
15 buses
WBTC, Kolkata
80 buses
AICTSL, Indore
40 buses

Own, Operate and Maintain model

QoQ increase in Kms (in Lakhs)



Q4 FY21
Q1 FY22
Q2 FY22
Q3 FY22
Q4 FY22
Q1 FY23
Q2 FY23
Q3 FY23
Q4 FY23

Revenue



~4X
FY23
FY24

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Industry Mega Trends and imperatives

TATA MOTORS

Building organizational agility and core domain capabilities to lead the change

	ACES	Sustainability	Digitalisation
Industry Mega Trends	**Autonomous** **Connected** **Shared** **Electrification**	**Net Zero GHG** **Circularity** **Renewable Energy**	**Data Monetisation** **End to end digitalised processes**
Imperatives	• **Servitisation (XaaS)** • **Technology and ecosystem development**	• **Accelerating ‘Net Zero’ roadmap** • **‘Global standards and practices (SBTi, Carbon markets, circular business model)**	• **Analytics based customisation** • **Superior customer experience**

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TATA MOTORS Investing in technologies and building strategic partnerships to embrace the future Building Fuel agnostic platforms with Modular architectures Driving Electrification and green fuels across portfolio Hydrogen Internal Combustion engine vehicles Fuel Cell Electric Vehicles Battery Electric Vehicles Gas based propulsion (CNG/LNG/Bi-fuel) Image Introduced ADAS features to improve safety and efficiency Fleet Edge connectivity services for maximizing fleet and business efficiency Showcased 14 vehicles & concepts at Auto expo 2023 49

TATA MOTORS © Copyright, Confidential, Tata Motors Limited Driving electrification to lead EV transition in Commercial Vehicles Ace EV Ultra E.9 Prima E.55 and H.55 EV Buses 730 EV buses across 10 locations, Delivery of Fuel cell EV buses started to Indian Oil Ramping up deliveries for last mile application across cities Concepts unveiled at Auto Show 2023, generating significant interest from customers Ecosystem elements Charging FinancingEV aggregate supply Service support Fleet Management Delivering comprehensive EV solution, customized to address the intended application requirements Leveraging ‘group’ synergy 50

Digitalization: Fleet Edge- Connected Vehicle Platform

TATA MOTORS

Addressing customer and stakeholder pain and friction points in both truck and trip ecosystems


TATA MOTORS
Fleet Edge
Keep an eye on your shipments from wherever you are.
THE COMPLETE FLEET MANAGEMENT APP
Efficient trip management
Truck positioning and tracking
Route planning
Fleet Edge ke saath, business badhega tezi se.
Download the app

Value proposition for customers

Fuel manage-ment	• **Improve fuel efficiency through driving insights**
Vehicle management	• **Optimum routing through tracking and geofencing** • **Prevent downtime** through vehicle **condition visibility**
Driving management	• Better control on **safety and utilization**

Journey so far

- **July 2020 :** Launched 'Fleet-Edge'
- **Feb 2021 :** MVP1, to plan and manage trips
- **Jul 2022 :** Insights – showcasing actionable intelligence on fleet

160 K — **Customers onboarded**

~400 K — **Vehicles onboarded**

~80% — **Monthly active users**

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Leading the sustainability journey in alignment with project "Aalingana",

TATA MOTORS

Finalized RE100 roadmap and registered improvement in external ratings (CDP and DJSI)

Driving net zero

- Products plans aligned to SBTi, to **achieve Net Zero GHG emission by 2045**.
- **Operations**: Developed road map to **100% RE by 2030**
- Involving Channel Partners through unique initiatives

Circularity

- **Water Neutrality:**
  Two Plants water neutral, rest by FY30
- **Zero Waste to Landfill:**
  Roadmap to reach by FY30
- **Re.Wi.Re (Registered Vehicle Scrappage Facility)**
  - 1st facility started in Jaipur,
  - Targeting 10 cities in FY24

Preserving nature & biodiversity

- **Started Biodiversity baselining**, activity to complete in FY24
- **Join SBTn (Science based targets for nature) program**
- **Deploy NBS (Nature based Solutions)**

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TATA MOTORS Securing EV Supply Chain – Agratas Energy Storage Solutions Limited Thomas Flack Chief Executive Officer Agratas Energy

AGRATAS® AGRATAS®Agra Empowered leadership Gravitas Dignity, Solemnity Derived from Sanskrit, “Agra” stands for empowered leadership, combined with “Gravitas” to get “Agratas”. Meaning that we are serious about being at the forefront of the global battery industry, pioneering power for the future generations 54

Agratas || Global large-scale world-class battery gigafactory Image Picture credits: Google AGRATAS® Tata Group aspires to be at the forefront of global battery manufacturing industry 55

AGRATAS® Key areas of play Immediate focus is on end-to-end cell deign to validation, and, industrialization Raw Material Extraction Cell Production Module & Pack Design & Testing RecycleCell Testing & Design Validation Material Synthesis & Component Mfg. Cell Validation Cell Format & Design Repurpose & Reuse Agratas also ensures political de-risking and control of whole supply chain upstream as well as downstream localizationof key elements of the supply chain securing of supplies through critical mass/volume 56

Sustainability is core to Agratas

AGRATAS®

Green initiatives planned to reduce carbon-footprint across the value chain







Supply Chain	Sustainable Manufacturing	Reuse & Recycling
Significant Localization to reduce logistics footprint	**~Zero effluents out of factory** through recycling within premises **Low waste custom processes** **Factory powered by renewable energy**	**Repurposing of used cells** **Raw material recovery** **Recycling of used cells**

Sustainable supply chain that enables circular economies

Picture credits: Google

57

CUSTOMERS Image 58

AGRATAS® Anchor customers Leverage to kick-off industrialization at scale Image Focus on lifecycle and safety Affordable to premium target customer segments Image Premium applications with long-range Focus on performance & fast-charging 40 GWh+ 20 GWh+ 59

AGRATAS® Engaged in developing best-in-class battery over last few years Integrated battery co-engineering enables faster time to market Vehicle Development Gateway Process Start of Production Technical advantage: Deep collaboration to balance cell-pack-vehicle requirements Futuring:Joint technology advancement planned well-in-advance Pack Design & DevelopmentCell Design & Development Cell Industrialization Pack Integration Vehicle Pack Cell 60

AGRATAS® Plan to cover a wide range of customer segments in future To cater to a large range of applications with varied battery needs AGRATAS Luxury Passenger Vehicles image Long range (500 km+) Fast acceleration (0 – 100 kph in 4.1s) Fast charge (20 minutes) Affordable Passenger Vehicles image Long Life (8-year battery warranty) Affordability Commercial vehicles (light to heavy, truck to bus) image Optimised for short & long haul running Enhanced durability Long battery life Two-Wheelers and Three-Wheelers image Enhanced durability Optimised for commuting Affordability Energy Storage Solutions image Harsh weather durability Low maintenance Cost optimization Cost, Performance (Range & Acceleration), Durability, Safety & Maintenance requirements define the right battery for an application 61

TECHNOLOGY image 62

AGRATAS®Agratas custom battery design Unified cell format “Prismatic” developed for Tata Motors and JLR. Easily extendable to other segments image Stacked Prismatic Cell Superior-cell-to-pack efficiency` Optimal pack integration Superior volume utilization Best-in-class fast charge Effective thermal management Reduced internal resistance Flexibility in chemistry Enables acceleration of future generation chemistries (i.e., all solid-state) Enhanced safety Advanced safety design Terminals at either end High efficiency Stacked electrodes provide: Superior volume utilization Superior structural efficiency image 63

AGRATAS®Battery chemistry LFP and High-Nickel NMC chemistries for TML & JLR applications Lithium Iron Phosphate (‘LFP’) Low cost, long cell life and durable pie chart1 O P Li Fe LFP Cathode: LiFePO4 Anode: Graphite Nickel Manganese Cobalt (‘NMC’) High energy density, enhanced performance, fast charging pie chart2 O Co Mn Li Ni NMC Initial industrialization to focus on both LFP and NMC batteries for Tata Motors and JLR 64

AGRATAS®Futuring battery through technology changes Plan to deliver best in class batteries for current & future products based on market radar NMC LFP Short-Term Silicon Technology Cobalt-free LMFP Na-ion Recycling Processes Medium-Term Solid-state Technology F-free Technology Next-Gen Electrolytes Bipolar Electrodes Dry Coating Direct Recycling Processes Long-Term Li-S Li-Air Organic Batteries Metal-air Mg-ion Al-ion Zn-ion Redox Flow Batteries 65

AGRATAS®World-class R&D setup Deep-IP research is core to Agratas image logo ‘World-class’ research facilities in India and UK logo Deep IP development leveraging global talent logo Strong connections with leading academic and research institutions logo Deep-rooted industrial partnerships 66

AGRATAS®Leverage R&D ecosystems - leading research institutions Plan to plug-into larger technology advisory counsel to drive R&D Developing Technical Advisory Counsel Rotating committee of global experts from world class institutions Furthering R&D Reach Strategic partnerships to collaborate on extended research and development Ensure world leading research excellence University of Cambridge Dalhousie University Battery 2030 Faraday Institute University of Oxford University of Tokyo Fraunhofer Argonne National Lab Uppsala University Oak Ridge National Lab University of Texas Pacific Northwest National Lab Université de Picardie Nankai University National Renewable Energy Lab Access to best-in-class talent pool Vast assembly of expertise for new knowledge generation Co-developing local R&D ecosystems Leverage science & innovation strengths in India and UK Inspire next gen. of STEM graduates 67

MANUFACTURING image 68

AGRATAS®Gigafactory at a glance image 69

AGRATAS® Custom processes to ensures easy adaptation of future technologies Three main processes with 20+ sub-processes custom-designed to ensure minimal change requirements in future Electrode Fabrication image Notched Anode & Cathode image Cell Assembly image Anode & Cathode stacked & assembled in cell, with electrolyte image Formation & Testing image The final battery product – Tested & ready to be shipped image 70

Capex protected for capacity expansion and technology changes

AGRATAS®

Modular & flexible gigafactories enables easy modifications

1 Factory;

6 Modular Lines; ~8GWh



- **Modular approach** to laying down **lines**; can be **easily replicated for capacity addition**
- **Each line to meet specific customer's needs**
- Impact of technological changes in cells to **affect not more than 10-20%** of **equipment** – ensuring **significant capex protection**
- Equipment integration into facility designed for easy upgradation & quick turnaround times – ensuring **faster adaption to technological change**

71

AGRATAS®Renewable sources to power the gigafactory Both India & Europe factories to have dedicated renewable resources image Battery production is an energy intensive industry Sustainability targets mandate access to substantial renewable energy Energy is also a critical cost driver for battery, battery supply chain and recycling Company is investing in RE farms and partnering with existing RE sources to deliver power requirements Company is also partnering with Governments to assure access & support over grid to secure continuous power 72

TATA MOTORS Talent, Culture & Capability @ Tata Motors Ravindra Kumar GP Chief Human Resources Officer Tata Motors Limited

TATA MOTORS HR Focus Areas Enabling individuals and teams grow and excel 1. Culture Empowerment, Collaboration & Risk taking 2. Organization Capability CESS, Digital, Industry 4.0 & Sustainability 3. Leadership Development People managers & succession 4. Organization Effectiveness Organization, goals, teams & rewards 5. Employee Experience Best in class 6. Diversity, Equity & Inclusion Gender & beyond 7. Industrial Relations Proactive & positive partnership 8. HR Capability Processes, digitization & team 74

TATA MOTORS Annual HR Process Calendar Succession planning Mid Term Review NRC Meeting Review with BoD Training calendar H1 Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sept Training calendar 2nd half Training calendar 1st half Learning & Development plan Culture Survey NRC Meeting Training calendar H2 LOOP assessment Goal setting NRC Meeting Salary and performance pay Goals submission Organization & Talent review 75

Learning & Development Roadmap

TATA MOTORS

	L6	L5	L4	L3	L2	L1
Org wide capability	CESS | Digitization | Industry 4.0 | Sustainability					
Functional areas	Commercial | Operations |Engineering | Purchase | Enabling Functions					
Functional leadership programs				Commercial | Engineering | Operations		
Professional Skills	Business Communication | Presentation | Negotiation | Decision Making | Influencing | Emotional Intelligence |etc					
Leadership programs		FTSS | Blue Mint	Career Enhancer | Inner Circle | TAS	Leadership Quest | TGeLS	TGELS | Leadership Trails | TGSLS	
Manager development		First Time Managers Program	People Manager Program	People Mgr Prgm | Hiring the Best	Hiring the Best	
Transition programs		RISE 5	RISE 4	RISE 3		
Women leaders program	empowHER		EmpowHER			
Higher Education	BTech	MBA | MTech				

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TATA MOTORS Building Organization Wide Capability in CESS L2-L1 Senior Leaders Program L6-L3 Domain Expert Programs PhD MTech BTech Domain Expert Programs Domain Expert Programs Intermediate Programs Domain Expert Programs Intermediate Programs Mtech BTech Intermediate Program Intermediate Program Intermediate Program Foundation Program Technician Upskilling Prgs Diploma Upskilling Prgs Diploma Upskilling Prgs Diploma Function Engineering Product Line Purchase Manufacturing Sales & Marketing Service International Business 77

TATA MOTORS Upskilling Shop Floor Technicians 1 Training programs for current employees All Technicians Future of Mobility Series: Awareness of rapidly changing markets CESS Fundamental Skills Training Shop specific modules Select Technicians 2 Higher education for current employees PRAGATI - Diploma program in Auto Electrical & Electronics and Manufacturing 3 Training for new hires Full Time Apprenticeship Program Auto Electrical Electronics Mechatronics Kaushalya - Diploma Program Auto Electric & Electronics Manufacturing Technology 78

TATA MOTORS Our Culture Credo AT TATA MOTORS We are connecting aspirations by being bold in thought and action, owning every opportunity and challenge, Solving together as one team and engaging all our stakeholders with empathy. We are MORE WHEN ONE! BE BOLD Taking calculated risk is key to making progress. We act with confidence and agility to accomplish our goals OWN IT Feeling and acting empowered is critical to drive results. We have an Owner’s Mind-set and each of us takes full responsibility for the outcomes SOLVE TOGETHER Leveraging our collective genius while holding each other accountable helps us deliver the best. We collaborate proactively and transparently to achieve innovative solutions BE EMPATHETIC Embracing diversity makes us stronger for differences are opportunities to learn. We work with passion to delight customers and deliver greater success to our stakeholders 79

TATA MOTORS Culture Survey 2023 Engagement TML 2020 59% TML 2023 71% Best Employer 2022 82% TML 71% TML 2023 59% TML 2020 67% India Auto OEM & Components Average 81% Tata Group Large Cos 84% Tata Group Large Cos Top Quartile 82% Best Employer 2022 Bottom Quartile (0-64%) Moderate Zone (64%-79%) Top Quartile (79%-100%) TML Culture Pillars Be Bold 2023 70% 2020 58% Own It 2023 69% 2020 55% Solve Together 2023 75% 2020 66% Be Empathetic 202377% 2020 67% Change Management 2023 80% 2022 76% Emotion 2023 80% 2022 79% Action 2023 67% 2022 61% Impact 2023 72% 2022 68% 80

TATA MOTORS Diversity, Equity and Inclusion Celebrating diversity, challenging status quo & enabling inclusion Sensitization workshops Interactions and internship Policies and workspace Bold changes DEIsha moving Together 81

TATA MOTORS Proactive and Positive Industrial Relations Internal Unions Collaborative relations based on trust and respect Wage agreement of four years tenure linked to industry, region and productivity. Bonus agreement based on profitability, productivity and quality 800+ employees assimilated following acquisition of Ford India’s Sanand plant Unions’ active involvement and support across all fronts Flexibility during Covid 19 pandemic Productivity, Quality and Safety DEI agenda 82

TATA MOTORS Health logo Helpline Emotional Health Employee awareness programs Confidential helpline for employees and family Counselling service by professionals Training for managers to identify stress/ anxiety signals in team members logo Preventive Health Preventive health check for employees Counseling for non communicable diseases.. 93% diabetic & hypertensive employees under control Focused efforts on pre-diabetes employees… 3.5% progressed to diabetic stage vs average of 15-17% logo Highlights All Plants certified with ISO 45001 (Occupational Safety & Health Management System) All Plant canteen facilities certified with ISO 22000 (Food Safety Management Standard) Gold award from Arogya World for ‘Healthy Workplaces” program and OHSSAI foundation in FY 23 83

Safety

TATA MOTORS


WEAR YOUR
SAFETY HELMETS.

Proactive Safety Index

- 18 Lead parameters + 1 Lag parameter (TRCFR)
- Completely digitized across manufacturing units
- Highest PSI2 over last 3 years matches with lowest injury rates in FY 2023


SAFETY
ENGINEERING
Principles and Practices
3rd Edition

Critical to Safety Stations

- Manufacturing stations with high hazard potential
- Hazard identified through HIRA & mitigated with S1 (people), S2 (Engineering) & S3 (Elimination) safety controls
- Achieved zero LTI at 1076 stations in FY 2023


TARGET
ZERO
INCIDENTS

Zero Incident Plan

- Consists of 5 pillars- Felt leadership, Governance, Safety observations, Standards & procedures, Incident investigation with clear activity roadmap

84

CSR Framework TATA MOTORS Logo Health •Addressing malnutrition •Preventive and curative healthcare •Strengthening govt. delivery mechanism Logo Education •Coaching classes •Co-Curricular •Financial aid Logo Skilling •Training in Auto and technical trades •Training in non-Auto & Vocational •Agriculture and allied trades Logo Environment •Tree Plantation & livelihood generation •Awareness creation on environment Logo Rural development •Integrated Village Development Program Model •Governance 77% of malnourished children are healthy 96% Pass rate of government school supported children 68% Placed post the training 90% Survival of Trees 45% Drop in migration due to sustained livelihood 85

TATA MOTORS Climate (for) Change Jyotindran Kutty Chief Sustainability Officer Tata Motors Limited

TATA MOTORS For CLIMATE CHANGE

TATA MOTORS The Story of an organization on the move CIRCULAR ECONOMY ZERO NET ZERO EQUITY RE 100 SCIENCE 88

Our Future is based on our Choices In 2022 India experienced extreme weather eventson314 out of 365 days TATA MOTORS (Source: IMD)..If we thought the unusually wet May was weird, its is likely to get even more unpredictable & worse over the next few decades 89

The Future if we continue with Business as Usual

TATA MOTORS


WORLD ECONOMIC FORUM
Here's what to expect over the coming decades
00:00.00

[Video Licensed under the terms of Creative Commons Attribution-NonCommercial-NoDerivatives 4.0 International Public Licence ("CCPL") by World Economic Forum. Original Video can be viewed here: https://www.weforum.org/videos/20257-2021-what-to-expect-from-our-planet-in-the-next-100-years-if-we-take-no-action-on-climate-change-uplinkmp4-a6c42fe4ce]

90

Our Future is based on our Actions Global Temperature Anomaly ("C) LA ידייייוייייו in کے -1.0- 500 proxy-based reconstruction uncertainty ww TATA MOTORS TEMPERATURE & CARBON DIOXIDE www °C +1.0 PPM 400 Temperature +0.5 350 Carbon Dioxide 0.0 300 instrumental record 1880 2021 2000 Global temperature anomalies averaged and adjusted to early industrial baseline (1881-19100 Source NASA GSS, NOMA NCEL ESRL CLIMATE CO CENTRAL 1000 1500 Year (Source: https://earthobservatory.nasa.gov/features/GlobalWarming/page3.php) (Source: Climate Central https://www.climatecentral.org/climate-matters/peak-co2-heat-trapping-emissions) GHG emissions from human activity are primarily responsible for the global warming and Climate Change 91

Tata Motors Vision for a Sustainable Future PLANET RESILIENCE IMUNITY RESILIENCE TATA MOTORS GOVERNANCE RESILIENC |||| DRIVING NET ZERO, TRANSITIONING TO A CIRCULAR ECONOMY & PRESERVING NATURE & BIODIVERSITY EQUITY AND 'JUST TRANSITION' FOR ALL OUR STAKEHOLDERS (Project AALINGANA) EMBEDDING SUSTAINABILITY & ENHANCING ACCOUNTABILITY & TRANSPARENCY Tata Motors sees this a decade of sustainable actions and choices that will define who we are for the rest of the century 92

"I believe that the social responsibilities of our industrial enterprises should now extend, even beyond serving people, to the environment. This need is now fairly well recognized but there is still considerable scope for most industrial ventures to extend their support not only to human beings but also to the land, to the forests, to the waters and to the creatures that inhabit them." TATA MOTORS J.R.D. Tata in the foreword to Lala, R M, The Creation of Wealth, IBH Publishers Pvt. Ltd, 1981 93

Commitments guided by Science Committed to set interim Science based Targets (Targets to be validated) SCIENCE BASED TARGETS DRIVING AMBITIOUS CORPORATE CLIMATE ACTION TATA MOTORS Committed to NET ZERO by 2040 PV Business 2045 CV Business NE T ZE RO Tata Motors is committed to both long term and near term deep decarbonisation pathway 94

Driving Net Zero We Made Future Happen TATA MOTORS 95

Driving Net Zero: Operational Decarbonisation CV Pune 4 MWp Roof Top Solar installation started which will take the total Roof Top Solar installed Capacity to 9 MWP. CV Pantnagar Tata Motors and Tata Power have entered into a Power Purchase Agreement (PPA) for a 7 MW captive solar power project at its Pantnagar plant in Uttarakhand. PV Pune 7 MWp Roof Top Solar installation started which will take the total Roof Top Solar installed Capacity to 17 MWp which will be India's largest on-site solar installation. FY23 RE Snapshot 385 TATA MOTORS CV Jamshedpur Tata Motors and Tata Power have signed off a Power Purchase Agreement (PPA) to develop a 7.25 MWp Onsite Solar project at Tata Motors' Jamshedpur commercial vehicle manufacturing facility. With this project, the onsite solar plant capacity of Tata Motors' Jamshedpur facility will reach 14 MWP. ALL OPERATIONS WILL BE RE-100 BY 2030 (Dharwad Operations is already RE-100) Today we are at 26% RE across Tata Motors CV and PV Operations and roadmap to RE-100 is clear 96

TATA MOTORS

Driving Net Zero: Collaboration & Ecosystem Play

TATA POWER
- India's leading player in the EV charging space
- Home charging installation support in all cities to support Tata Motors EV customers
- ~ 2000 public chargers established, providing charging solutions based on solar power

TATA CHEMICALS LIMITED
- Cell development and local manufacturing
- Technical partner for evaluating establishment of Lithium-ion cell manufacturing plan
- Operation for pilot plant for Li-ion battery recycling

TATA MOTOR FINANCE
- Structured solutions for fleet buyers to drive EV adoption including subscription and leasing
- Support in designing innovative financing solutions at attractive pricing by incorporating residual value financing

TATA uniEVerse

TATA CONSULTANCY SERVICES
TATA ELXSI
- Partners for driving advanced research and product design especially with respect to ADAS systems and connected car tech
- EVs are expected to get more sophisticated in future, requiring dedicated design teams

TATA AUTOCOMP SYSTEMS
- Collaborated and completed localising EV powertrain components in-line with phased manufacturing plan
- In addition, all our models have also qualified for 50% domestic value addition requirement specified by the government in order to avail incentives going forward
- Operation of battery assembly plant for Nexon & Tigor

TATA DIGITAL
- Tata Digital as partner for building integrated digital platform across Tata companies to drive user experience and enable cross-selling of Tata Motors EV products

Through Tata UniEVerse, we have synchronized efforts to develop a holistic e-mobility ecosystem to accelerate the adoption of EVs in India.

97

"The idea is not to test the limits of our planet and find out how much more damage it can take, but to come together and begin restoration and reversal. We owe it to every generation that comes after." Ratan N Tata, Tweet on 23rd Jan 2020 TATA MOTORS 98

Pioneering Circular Economy Landfill Take Make Use Dispose Extraction of Limited Material Resources Fossil Energy & GHG Emissions Poor Utilization Lower Lifetime Recycled Material Resources TATA MOTORS Extend Life through maintenance, repair, re-use, re-purpose, re-manufacture etc. Keep Material in increasing value Loops Renewable Energy & Zero Emissions Maximum utilization through a Shared Economy A Circular Economy is both good for the Planet as well as good for the Business 99

Pioneering Circular Economy: in our Operations ALL OPERATIONS WILL BE WATER NEUTRAL BY 2030 (Pantnagar and Lucknow Operations have already achieved neutrality) TATA MOTORS ALL OPERATIONS WILL ACHIEVE ZERO WASTE TO LANDFILL BY 2030 Tata Motors will invest in technologies and community based solutions to ensure net positive impact wherever we operate 100

Pioneering Circular Economy: A holistic journey Increased Recycled Content in Products & Packaging Towards Water Positivity Zero Waste to Landfill TATA MOTORS NE prolife Pioneering Circular Economy T REWIRE RECYCLE WITH RESPECT ZE RR 100 ‘Qua TML Smart City Mobility Solutions Ltd. TATA MOTORS Tata Motors has already started this journey and has taken initiatives across each of the pathways of Circular Economy 101

Pioneering Circular Economy: Enterprise Framework Materials Material Circularity Enabling resource recovery and closing material loop ENTERPRISE LEVEL CIRCULARITY Energy Product Decarbonization Achieving net-zero carbon emissions across the whole life cycle FRAMEWORK Lifetime Lifetime (KPIs, Metrics, Targets) Optimization Increasing the lifetime of the vehicle and its components Use Utilization Improvement Ensuring efficient vehicle use over time and occupancy A Framework that will enable a more fundamental transformation into a Circular Business TATA MOTORS 102

TATA MOTORS "We did not have to create a lake to produce a truck. But we did" 210/52 J.R.D. Tata on the Lake we now know as the Sumanth Sarovar built by our former Chairman Mr. Sumanth Moolgaokar 103

Preserving Nature and Biodiversity TATA MOTORS 1758 CBD COP15 Global Goals Kunming-Montreal Global Biodiversity Framework A) Restore and conserve nature and biodiversity, while halting mass extinction. B) Sustainably use biodiversity and nature, for the benefit of present and future generations. C) Fairly and equitably share benefits, both monetary and non-monetary. D) Provide adequate means of implementation -financial, capacity, scientific, and technological. Tata Motors is aligning its Biodiversity and Nature Goals to the Kunming - Montreal Global Biodiversity Framework 104

Preserving Nature and Biodiversity: Across our Value Chain & Beyond TATA MOTORS Conserving Habitats around our Operating Sites Montse Aligning to Science to Map and Set Targets across our Value Chain Taking up Flagship Projects for Nature Based Solutions beyond our Value Chain 3 f Tata Motors is evolving a Multi-Decadal strategy to create a 'Net Positive' impact on Nature & Biodiversity 105

Preserving Nature and Biodiversity: Around our Operations TATA MOTORS [Background Music: Inbound by Scott Buckley | https://soundcloud.com/scottbuckley Music promoted by https://www.free-stock-music.com Creative Commons /Attribution 4.0 International (CC BY 4.0) https://creativecommons.org/licenses/by/4.0/] 106

Ensuring a 'Just' Transition Community Interventions Arogya SUPPLY CHAIN CHANNEL PARTNERS AIKYAM ヨ S G Kaushalya Amrutdhara Seva Vidyadhanam Vasundhara A 'Just' Transition for our stakeholders Aadhaar TATA MOTORS 107

Governance: Embedding Sustainability GI PROJECT AALINGANA TATA MOTORS TML BOARD SHS Committee of the Board Ex-Com BU Sustainability Governance Sustainability BSC Governance CI TATA MOTORS Disclosures & Reporting Sustainability Strategy Governance Sustainability while being driven through a top-down agenda is now being embedded deep into our Organization 108

Governance: Enhancing Transparency 1.7900 1.7855 Significant improvement over last year's score. Inclusion into the prestigious Emerging Markets Index Tata Motor Limited Automobiles S&P Global ESG Score 2022 64/100 As of November 11th, 2022 Scores are industry specific. Learn more at spglobal.com/esg/scores S&P Global Sustainable1 0 Significant two band jump over last year's score. 目 TATA MOTORS CDP DISCLOSURE INSIGHT ACTION B CDP SCORE CLIMATE CHANGE 2022 Our ESG Scores are a reflection of am increasingly comprehensive and transparent reporting 109

Providing Leadership- Leading by example Ensuring a 'Just' Transition for all our stakeholders CIRCULAR ECONOMY Water Neutral Zero Waste to Landfill Material. Energy. Lifetime. Utilization 2040 for PV 2045 for CV NET ZERO EQUITY RE 100 TATA MOTORS 2030 across all our Operations Investing in Solar and Wind Science Based Targets Science Based Targets SCIENCE for Carbon for Nature 110

Financial Outlook PB Balaji Chief Financial Officer Tata Motors Group TATA MOTORS

TML India getting back in shape after a tough few years TATA MOTORS IndAS, KCr CV EBITDA %(1) PV EBITDA %(1) 10.1% 7.4% Domestic Business FCF(2) 7.3% 6.4% 5.3% 4.2% 3.7% 2.0% FY21 FY22 FY23 Q4 FY23 FY21 FY22 FY23 Q4 FY23 CV PBT(bei)(1) 3.2 1.7 -0.5 -0.1 PV PBT(bei)(1) 3.8 2.7 2.4 1.9 (3) (3) FY21 FY22 FY23 Q4 FY23 0.2 0.7 -0.9 -1.7 FY21 FY22 FY23 Q4 FY23 FY21 FY22 FY23 Q4 FY23 (1) CV and PV EBITDA and PBT (bei) represents the numbers at consolidated segment level (2) Includes free cash flows of TML, TMPVL, TPEML and JO FIAPL, TCL, includes corporate and interest outflows not allocated to Tata CV and Tata PV segments, and excludes the data for international subsidiaries of Tata CV and Tata PV segments. (3)Excludes amounts related to Ford Sanand acquisition. 112

Our medium-term goals are well defined We remain committed to consistent, competitive, cash accretive growth and deleverage the business TATA MOTORS COMMERCIAL VEHICLES PASSENGER VEHICLES STRONG DOUBLE DIGIT EBITDA 1% DOUBLE DIGIT EBITDA ELECTRIC VEHICLES POSITIVE EBITDA MARGINS ANNUAL CAPEX UP TO INR 2,500 Cr. ANNUAL CAPEX UP TO INR 3,000 Cr. CAPEX OF $2 Bn TILL FY27 STRONG FCF GENERATION <<- ->> POSITIVE FCF BREAKEVEN FCF 113

We are investing to secure our future Over 50% spend will be towards green technologies TATA MOTORS Domestic Business Investment Spend (CV + PV + EV) INR Crs 6,419 3,664 2,586 FY21 FY22 FY23 8,000 FY24 (Est) 114

...whilst remaining prudent Leases INR 8.3K Crs TATA MOTORS Not to scale Net Auto Debt FY23 Working capital rewind FCF Divestments Net Auto Debt FY25 115

This approach is being well received by the rating agencies CRISIL, S&P gives 1 notch upgrade. Moody's and ICRA revise outlook to positive TATA MOTORS Rating Agencies Long Term Rating Update CRISIL AA / Stable Rating upgrade ICRA AA- / Positive Outlook upgrade CARE AA- / Stable S&P Moody's BB / Stable B1/Positive Rating upgrade Outlook upgrade 116

In parallel, a slew of corporate actions have been launched to simplify, synergize and scale TPG RISE CLIMATE NYSE TATA MOTORS USD 1 Bn raised from TPG Rise Climate in EV business at a valuation of USD 9.1 Bn; will help self fund business capex Voluntary delisting ADS from NYSE aimed at simplifying reporting requirements ΤΑΤΑ TATA TECHNOLOGIES Ford ENGLE ASSEMBLY AND ENGING PLANT TTL files DRHP with SEBI, approval expected later in the year; 20% dilution of stake of TML Acquisition of Ford Sanand Facility complete; integration into TML underway and expected to be completed in H2 FY24 117

To conclude We have our task cut out and are executing it with rigour TATA MOTORS Our well differentiated strategy is starting to yield results. We will be focused on driving customer centric innovation, service and digitalisation. We will integrate sustainability into our business strategy to seize the opportunity presented by leading the shift to a greener future. We aim for excellence in execution to deliver our growth and financial targets consistently. 118

Q&A Girish Wagh PB Balaji Ravindra Kumar GP Thomas Flack Jyotindran Kutty Rajendra Petkar TATA MOTORS

Thank you TATA MOTORS

11 About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.